UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul intends to open flights to up to 35 new cities in the coming years

Planned destinations do not have commercial flights; new service to stimulate local economy

São Paulo, March 26, 2018 – The arrival of air service to a city gets the attention of local business people and entrepreneurs; it also sparks the interest of someone planning a holiday or work trip, and consequently supports and boosts the local economy. With this vision, Azul plans to expand its network by up to 35 new cities in the coming years in various regions of Brazil, as well as to select international destinations.

This Saturday, March 24, the company will debut its newest destinations: Rosario and Cordoba, both in Argentina. The list of potential new cities also includes Santa Cruz de la Sierra, Caruaru, Mossoró, Serra Talhada, Guarapuava, Toledo, Umuarama, Pato Branco, among others. The vast majority of the markets will be served with ATR 72-600 aircraft, which have capacity for up to 70 passengers and are best suited for short-haul flights. The Company’s guidance for 2018 already contemplates the addition of eight to ten new destinations, representing less than 5% of the capacity growth expected for this year.

"Azul is the only airline in the country that focuses on the development of the aviation market in all regions of Brazil, taking air service to places where it does not exist", said Abhi Shah, Azul's Chief Revenue Officer. "By having a differentiated fleet, we are able to deploy the right aircraft in the right market. We are working closely with local officials in these areas to achieve the conditions necessary for us to operate. I would like to thank everyone for this joint work, and highlight that as soon as the airports are ready, our airplanes will be serving those locations", Shah concluded.

Jaguaruna, for example, a city where the company began operations at the end of 2016, has already reached the milestone of nearly 90,000 passengers flown in just over one year. The gradual growth of the base is directly related to Azul's connectivity and to the company's extensive network, the largest in the country, which allows passengers to travel to over 100 destinations in Brazil and abroad. Through our codeshare flights with our partners, customers can also travel anywhere in the world by connecting through the United States and Portugal.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 766 daily flights to 104 destinations. With an operating fleet of 122 aircraft and more than 10,000 crewmembers, the company has a network of 223 non-stop routes as of December 31, 2017. Among other awards received in 2017, Azul was elected third best airline in the world by TripAdvisor Travelers' Choice and best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Potential new cities:

Destination	State
Caruaru	PE
Mossoró	RN
Guarapuava	PR
Toledo	PR
Umuarama	PR
Serra Talhada	PE
Pato Branco	PR
Santos	SP
Franca	SP
Macaé	RJ
Sobral	CE
Sant’Ana do Livramento /Rivera	RS
Araguaína	TO
Linhares	ES
Paranaguá	PR
Teófilo Otoni	MG
Bagé	RS
Barretos	SP
Catalão	GO
Itaituba	PA
Tangará da Serra	MT
Balsas	MA
Guanambi	BA
Caçador	SC
Ponta Porã	MS

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 26, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer